Exhibit (e)(1)
Agreement For Use And Nondisclosure
of Confidential Information
      This Agreement For Use And Nondisclosure of Confidential Information (“Agreement”) by and between Tickets.com, Inc. (“TXX”), a Delaware corporation, having its principal place of business at 555 Anton Blvd., Costa Mesa, California 92626 and MLB Advanced Media, L.P. (“MLBAM”), having an office at 75 Ninth Avenue New York, New York 10011, is to assure the protection and preservation of the confidential and/or proprietary nature of information to be disclosed or made available to each other for the limited purpose of exploring and evaluating a possible business relationship concerning a strategic transaction between the parties (the “Transaction”).
      In consideration of the mutual understandings herein contained, the parties agree as follows:

1. Confidential Information disclosed, made available or provided to one party (the “Recipient”) by the other party (the “Discloser”) shall be used by the Recipient only to the extent required to evaluate the Transaction.

2. As used in this Agreement “Confidential Information” shall mean all information, materials, documents, business plans or strategies, financial data or projections, drawings, designs, source code, object code, descriptions, specifications, costs, equipment, or apparatus which (i) is marked “Confidential” or “Proprietary” or if disclosed orally is confirmed in writing as Confidential Information within thirty (30) days of such disclosure, or (ii) the Recipient knows or has reason to know is confidential, trade secret or proprietary information of the Discloser.

3. Without the specific prior written permission of Discloser, Recipient shall not copy or disclose the other party’s Confidential Information to any third party, other than persons in the direct employ of Recipient and agents or representatives of Recipient who have a need to have access to or knowledge of such Confidential Information solely for the purpose of evaluating the Transaction. Notwithstanding the preceding sentence, MLBAM may copy or disclose any Confidential Information provided by TIXX to the other MLB Entities who have a need to have access to or knowledge of such Confidential Information solely for the purpose of evaluating the Transaction. For purposes of this Agreement, the “MLB Entities” shall mean MLBAM, the Office of the Commissioner of Baseball, its Bureaus, Committees, Subcommittees and Councils, Major League Baseball Enterprises, Inc., Major League Baseball Properties, Inc. (doing business in its own name and as Major League Baseball Productions), Baseball Television, Inc. (d/b/a Major League Baseball International), the Major League Baseball Clubs, and each of their subsidiaries or affiliated entities, any entity which, now or in the future, controls, is controlled by, or is under common control with the Major League Baseball Clubs or the Office of the Commissioner of Baseball, and the directors, officers and employees of the above entities. All such persons shall be informed by Recipient of the confidential nature of such information and shall be directed to treat such information confidentially. Recipient will make all reasonable efforts to maintain such Confidential Information in accordance with this Agreement. Recipient agrees to use at least the same degree of care, but no less than a reasonable degree of care, to avoid unauthorized disclosure, use, or publication of Discloser’s Confidential Information as it uses with respect to its own confidential information.

4. It is understood that the term “Confidential Information” does not include information which:

a. has been or subsequently becomes legally and publicly available without breach of this Agreement;

b. was rightfully in the possession of or known to the Recipient, without any obligation of confidentiality, prior to receiving it from the Discloser;

c. is rightfully obtained by the Recipient from a source other than the Discloser without any obligation of confidentiality;

d. is developed by or for the Recipient without access to Discloser’s Confidential Information and such independent development can be shown by documentary evidence;

e. becomes available to the Recipient by wholly lawful inspection of products offered for sale;

f. is disclosed by the Recipient under a valid order issued by a court or government agency, provided that prior reasonable written notice is given to the Discloser to allow the Discloser time to intervene and seek a protective order or other limitation on disclosure or in the alternative, waives its objection to such ordered disclosure.

5. At any time hereafter upon request of Discloser, Recipient will promptly return or destroy (and certify destruction of) all documents and other materials embodying any of Discloser’s Confidential Information.

6. Neither party makes any warranties regarding the accuracy of its Confidential Information. Each party agrees that the other shall have no responsibility for any expenses, losses or action incurred or undertaken by a Recipient as a result of the receipt and use of the other party’s Confidential Information.

7. The disclosure of Confidential Information under this Agreement shall not be construed as the granting of any rights or license for any purpose other than those provided hereunder, nor shall there be implied or construed any obligation in the future to grant such rights or license.

8. This Agreement is not intended to and shall not be construed as creating (i) a joint venture, partnership or other form of business association between the parties (ii) an obligation to buy or sell products using or incorporating the Confidential Information, or (iii) any obligation to consummate or otherwise explore, evaluate or negotiate any Transaction.

9. If any action is instituted to enforce this Agreement, the prevailing party shall be entitled to its costs of suit, including reasonable attorneys’ fees. This Agreement shall be interpreted under and governed by the laws of the State of California.

10. This Agreement shall continue from the date last written below until terminated by either party by giving thirty days’ prior written notice of termination to the other party. Notwithstanding such termination, the obligations of a Recipient hereunder concerning confidentiality and use shall terminate five (5) years following the receipt of the other party’s Confidential Information.

11. This Agreement constitutes the entire understanding and agreement between the parties with respect to the subject matter hereof, and there are no other agreements, representations, promises, warranties or other considerations expressed or implied, written or oral, other than as expressly set forth herein. This Agreement may not be modified except by an instrument in writing duly executed by both parties hereto.

12. It is understood that a party to this Agreement may institute appropriate proceedings against a breaching party (and others who are subject to the terms hereof) to enforce its rights hereunder. Money damages would not be a sufficient remedy for any violation of the terms of this Agreement and, accordingly, the non-breaching party shall be entitled to specific performance and injunctive relief as remedies for any violation. These remedies shall not be deemed to be exclusive remedies for a violation of the terms of this Agreement but shall be in addition to all other remedies available to the non-breaching party at law or in equity.
In Witness Whereof, the parties hereto have caused this Agreement to be executed by their duly authorized representatives.

Tickets.com, Inc.	MLB Advanced Media, L.P., by its General Partner, MLB Advanced Media, Inc.
By: /s/ Ron Bension	By: /s/ Michael Mellis

Date: 6/16/04	Date: June 18, 2004